August 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, DC 20549

Re:	SPX Corporation
Form 10-K for the fiscal year ended December 31, 2021
Filed February 25, 2022
Form 8-K furnished on February 23, 2022
File No. 001-06948

Ladies and Gentlemen:

As reported in the Form 8-K of SPX Technologies, Inc. (the “Company,” “we,” and “our”) filed on August 15, 2022, the Company is the successor registrant pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended, to SPX Corporation (“Legacy SPX”) as a result of the completion on August 15, 2022 of a holding company reorganization effected as a merger of Legacy SPX with and into SPX Merger, LLC, a subsidiary of the Company. As the successor registrant to Legacy SPX, the Company is providing this letter to respond to the comments on the above-referenced filings provided by the staff (the “Staff”) of the Securities and Exchange Commission by letter dated August 5, 2022 addressed to Legacy SPX.

Each of the Staff’s comments is restated below in bold type, and is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations

Other Operating Expenses, net, page 28

1. We note that you recorded significant charges related to the reversal of the contingent consideration liability and the impairment of goodwill in this line item yet you provide no disclosure here regarding those charges. Please revise to disclose the nature of all material changes within the line item, including where material changes offset one another. Refer to Item 303(b) of Regulation S-K.

SPX Technologies, Inc.	6325 Ardrey Kell Road, Charlotte, NC	www.spx.com

Company Response

The Company acknowledges the Staff’s comment and undertakes in future filings to disclose material changes, including any material changes that offset each other, for each of the line items within its Consolidated Statements of Operations. The Company respectfully submits that, while such discussion was not included under the “Other Operating Expenses, Net” discussion, the requested revisions would not materially change a reader’s understanding of the Company’s results of operations for the year ended December 31, 2021 as the nature and amount of the reversal of the contingent consideration liability and the impairment of goodwill are adequately disclosed on page 24 of Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Overview.

Consolidated Financial Statements

Consolidated Statements of Operations, page 54

2. We note you recorded the third quarter impairment charge of $24.3 million within "other operating expenses, net." Please revise to present this within the line item "impairment of goodwill and intangible assets." Refer to ASC 350-20-45-2.

Company Response

The Company acknowledges the Staff’s comment and undertakes in future filings to reclassify the amount to “Impairment of goodwill and intangible assets” in its Consolidated Statements of Operations. In the future, the Company will also classify any such impairment charges within this line item. We respectfully submit that the requested reclassification would not materially change a reader’s understanding of the Company’s results of operations for the year ended December 31, 2021 as the nature and amount of the impairment charge is adequately disclosed in Notes 1 and 10 of the Notes to the Consolidated Financial Statements, as well as on page 24 of Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Overview.

Form 8-K furnished on February 23, 2022

Exhibit 99.1

3. We note in the table on page two that you disclose "Segment Income" on a consolidated basis. Please revise to label this as a non-GAAP measure. Refer to Question 104.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Company Response

The Company acknowledges the Staff’s comment and undertakes in future submissions and filings, as applicable, to appropriately identify as a non-GAAP financial measure “segment income” when presented on a consolidated basis.

4. We note you discuss fluctuations in adjusted segment income and adjusted segment income margin, both non-GAAP measures. Please revise to include similar discussion of the related GAAP measures segment income and segment income margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Company Response

The Company acknowledges the Staff’s comment and undertakes in future submissions and filings, as applicable, to include a discussion of fluctuations in segment income and segment income margin with equal or greater prominence to the related discussion of fluctuations in adjusted segment income and adjusted segment income margin. To illustrate the Company’s intention with respect to such disclosure, we have provided below the relevant portions of Exhibit 99.1 to the Form 8-K, revised to include such discussion (with underlined and strikethrough text indicating additions and deletions, respectively):

HVAC

Segment income was $33.0 million, or 15.6% of revenue, in the fourth quarter of 2021 ~~was $33.0 million, compared~~. This compares to segment income of $37.8 million, or 16.4% of revenue, in the fourth quarter of 2020. The decrease in segment income and 80 basis points decrease in segment income margin were due primarily to lower revenues and the impact of supply chain constraints. Adjusted segment income*, which excludes intangible amortization expense and acquisition related costs of $1.5 million, was $34.5 million, or 16.3% of revenue, in the fourth quarter of 2021. This compares with adjusted segment income* of $39.0 million, or 16.9% of revenue, in the fourth quarter of 2020, which excludes intangible amortization expense and acquisition related costs of $1.2 million. The decrease in adjusted segment income* and 60 basis points decrease in adjusted segment income margin* were due primarily to the lower revenues ~~noted above~~ and ~~the impact of~~ supply chain constraints noted above.

For the full year of 2021, segment income was $104.2 million, or 13.9% of revenue, compared to $102.7 million, or 13.9% of revenue in 2020. Adjusted segment income*, which excludes intangible amortization expense and acquisition related costs of $3.5 million, was $107.7 million, or 14.3% of revenue. This compares with adjusted segment income* of $106.2 million, or 14.3% of revenue in 2020, which excludes intangible amortization expense and acquisition related costs of $3.5 million. The increase in segment income and adjusted segment income, compared to 2020, was due primarily to the increase in revenues noted above.

Detection & Measurement

Segment income ~~for the fourth quarter of 2021~~ was $28.4 million, ~~compared~~ or 20.5% of revenue, in the fourth quarter of 2021. This compares to $20.7 million, or 17.5% of revenue, in the fourth quarter 2020. The increase in segment income and the 300 basis point increase in segment income margin were due primarily to a higher mix of project revenues. Adjusted segment income*, which excludes intangible amortization expense and acquisition related costs of $4.4 million, was $32.8 million, or 23.7% of revenue, in the fourth quarter of 2021. This compares with adjusted segment income* of $26.4 million, or 22.4% of revenue in the fourth quarter of 2020, which excludes intangible amortization expense and acquisition related costs of $5.7 million. The increase in adjusted segment income* and 130 basis points increase in adjusted segment income margin* were due primarily to ~~a~~ the higher mix of project revenues mentioned above.

For the full year of 2021, segment income was $69.7 million, or 14.9% of revenues, compared to $69.1 million, or 17.8% of revenues, in 2020. The increase in segment income was due primarily to the increase in revenue noted above, partially offset by an increase in amortization expense of $7.1 million and inventory step-up charges of $2.3 million associated with recent acquisitions. The 290 basis point decrease in segment income margin was due primarily to the increase in amortization expense and the inventory step-up charges noted above. Adjusted segment income*, which excludes intangible amortization expense and acquisition related costs of $23.2 million, was $92.9 million, or 19.9% of revenue for the full year 2021. This compares with adjusted segment income* of $80.9 million, or 20.9% of revenue in 2020, which excludes intangible amortization expense and acquisition related costs of $11.8 million. The increase in adjusted segment income, compared to 2020, was due primarily to the increase in revenues noted above.

5. In footnote (2) to the Non-GAAP Operating Income reconciliation table, you describe three adjustments in fiscal year 2021 that total $7.5 million; however, the adjustment shown in the table is $13.0 million. Please tell us to what the additional $5.5 million relates to.

Company Response

The Company acknowledges the Staff’s comment and acknowledges that its presentation in footnote (2) could lead to confusion, as only the portion included in costs incurred in connection with acquisitions that is attributable to inventory step-up charges was separately quantified in the footnote. For fiscal year 2021, costs incurred in connection with acquisitions was $8.1 million, including inventory step-up charges of $2.6 million. Although the portion of costs incurred in connection with acquisitions not attributable to inventory step-up charges (i.e., $5.5. million) could be derived from the amounts presented in the table and those otherwise quantified in footnote (2), the Company undertakes, to the extent applicable in future submissions and filings, to improve its disclosure to separately quantify all costs incurred in connection with acquisitions. To illustrate the Company’s intention with respect to such disclosure, we have provided below footnote (2) revised to include a quantification of all costs incurred in connection with acquisitions (with underlined text indicating additions from the disclosure included in Exhibit 99.1 to the Form 8-K and dollar amounts presented in millions):

(2) For the three and twelve months ended December 31, 2021, represents (i) cost incurred in connection with acquisitions of $2.5 and $8.1, respectively, including inventory step-up charges of $0.3 and $2.6, respectively, (ii) costs associated with our Transformer Solutions and South Africa businesses that could not be allocated to discontinued operations for U.S. GAAP purposes of $2.3 and $3.1, respectively, and (iii) a non-cash impairment charge of $0.0 and $1.8, respectively. For the three and twelve months ended December 31, 2020, represents (i) cost incurred in connection with acquisitions of $2.0 and $3.0, respectively, including inventory step-up charges of $0.3 and $0.3, respectively, and (ii) costs associated with our South Africa business that could not be allocated to discontinued operations for U.S. GAAP purposes of $0.5 and $1.5, respectively.

6. We note that you disclose several non-GAAP measures which exclude various adjustments but provide no disclosure regarding how the measures are useful to an investor. Please revise to disclose how management uses the measures and why you believe the measures provide useful information to investors regarding your performance. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Company Response

The Company respectfully submits that such disclosure with respect to each of the measures identified as non-GAAP financial measures in Exhibit 99.1 to the Form 8-K is appropriately included in the text of Item 2.02 of the Form 8-K. Consistent with the Company’s undertaking included in response to Comment 3 above, in the event that segment income is presented on a consolidated basis in future earnings announcements requiring reporting under Item 2.02 of Form 8-K, disclosure responsive to Item 10(e)(1)(i)(C) and (D) of Regulation S-K with respect to that measure will be similarly included in the respective Form 8-K.

Please contact the undersigned if the Staff has any further questions or comments concerning the Company’s responses.

Sincerely,

/s/ James E. Harris

James E. Harris
Vice President, Chief Financial Officer and Treasurer